

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 9, 2010

Mr. Larry Bullock
Chief Financial Officer
BioMimetic Therapeutics, Inc.
389 Nichol Mill Lane
Franklin, TN 37067

> **Re: BioMimetic Therapeutics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 12, 2010**
> **Form 10-Q for the quarterly period ended March 31, 2010**
> **File No. 000-51934**

Dear Mr. Bullock:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief